Fiore Exploration Commences Drill Program at Pampas El Peñon Project

October 27, 2016	TSXV–F

Vancouver, British Columbia – FIORE EXPLORATION LTD.  (TSXV–F.V) (“Fiore” or the “Company”) is pleased to announce that an 8,000 m reverse circulation drilling program has begun on its Pampas El Peñon project in Chile, with the first hole currently underway. The drilling program is targeting high-grade epithermal gold-silver veins like those currently being mined at the adjacent Pampas Augusta Victoria (“PAV”) zone at Yamana Gold’s flagship El Peñon Mine (see figure 1).

Tim Warman, Fiore’s CEO stated, “Just two months after acquiring this promising exploration ground immediately adjacent to an operating world-class mine, we’ve completed a geophysical survey and have begun drilling our top priority targets. We look forward to seeing the drill results over the next weeks and months, and are also in discussions for additional property acquisitions as we continue to grow the company.”

The first holes will be drilled on Fiore’s southwestern concession block where a total of five targets have been identified through mapping, surface sampling and geophysical surveying (see figure 2). The first target, W1, is an outcropping rhyolite dome with a coincident arsenic-antimony anomaly and a low magnetic susceptibility signature that extends for at least 1.7km in a north-south direction. The second target, W2, is an outcropping jasperoid breccia body, also with elevated arsenic and antimony values and low magnetic susceptibility. Antinomy and arsenic are both common pathfinder elements for epithermal gold deposits, and are strongly associated with epithermal gold-silver veins at the adjacent El Peñon mine. The other three targets identified on the southwestern concession block occur beneath alluvial cover but exhibit the same low magnetic susceptibility signature as the outcropping targets.

In Fiore’s northern concession block, two high-priority and several secondary targets have been identified by our recent geophysical survey (see figure 2). The northern block is almost entirely covered by alluvium and drilling here will be dependent on the results of the initial drill holes on the southwestern concession.

Reverse circulation (“RC”) drilling has been used extensively by Yamana at the adjacent El Peñon mine, and will provide confirmation as to whether similar epithermal gold-silver veins occur at Pampas El Peñon. Follow up drilling will be carried out using a combination of RC and diamond drilling.

Vern Arseneau, P. Geo., Fiore’s VP Exploration, is the Qualified Person who supervised the preparation of the technical data in this news release.

About Fiore Exploration

Fiore Exploration is a Latin America focused gold explorer, whose main project is the Pampas El Peñon gold project in Chile, which covers land in the same geological environment as Yamana's flagship El Peñon mine.

On behalf of FIORE EXPLORATION LTD.

"Tim Warman"

Chief Executive Officer

Contact Us:

info@fioreexploration.com

1(416) 639-1426 Ext. 1

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